Exhibit 77C

NSAR -- Alliance New York Municipal
Income Fund, Inc.
811-10577


RESULTS OF STOCKHOLDERS
MEETING
(unaudited)

The Annual Meeting of Stockholders of
AllianceBernstein New York Municipal Income
Fund, Inc. (the Fund) was held on March 27,
2013 and adjourned until June 11, 2013. A description of the proposal and number of shares voted at the Meeting are as follows:


To elect three Directors for a term of three years and until his or her successor is duly elected and qualifies.
Class One (term expires 2016)






				Voted for		Authority
							Withheld





Class One (term expires 2016)
Common and Preferred Shares:
Nancy P. Jacklin		4,132,191		191,993



Preferred Shares:
John H. Dobkin			98			12
Michael J. Downey		98			12






Natl Muni SAR 4-30-13